SD
12/14/04

04014385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 08 2004
WASH. D.C.
202

AM 12-14-2004

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.C. Rideau Lyons & Co, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Wilshire Blvd SUITE 1222
(No. and Street)

Los Angeles (City) Calif (State) ~~90071~~ 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDREW M. Smith
(Name – *if individual, state last, first, middle name*)

3711 Long Beach Blvd SUITE 809 Long Beach Calif. 91807
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8-25

OATH OR AFFIRMATION

I, LAMAR LYONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I. C. Ridean Lyons, as of April 29, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE M. ROBINSON
Commission # 1320093
Notary Public - California
Los Angeles County
My Comm. Expires Sep 20, 2005

Rose M. Robinson
Notary Public

Signature

C.E.O.
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

3711 Long Beach Blvd. Suite 809
Long Beach, California 90807
(562) 427-3887
(562) 492-6927-Fax
Email: andrews380@aol.com
Ib Page: andrewmsmithcpa.com

Andrew M. Smith CPA

To the Board of Directors
I.C. Rideau Lyons & Company, Inc.
Los Angeles, Ca

I have audited the accompanying statement of financial condition of I.C. Rideau Lyons & Company, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholders equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as Ill as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and capital of I.C. Rideau Lyons & Company, Inc. as of December 31, 2003, and its revenue and expenses and changes in capital accounts for the year then ended, in conformity with generally accepted accounting principles applied.

The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Andrew M. Smith Certified Public Accountant
Long Beach, California
March 27, 2004

ms:AMS

I.C. RIDEAU LYONS & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2003

I.C. RIDEAU LYONS COMPANY, INC.

Statement of Financial Condition

December 31, 2003

ASSETS

Current Assets			
Cash		$	66,204
Accounts Receivable (Note 5)			337,140
Prepaid Expenses			6,098
Advances			-
Total Current Assets			409,442
Non-current Assets			
Accounts Receivable (Note 6)			-
Property & Equipment (Note 1)			12,988
Less: Accumulated Depreciation			-
			12,988
Total Assets		$	422,430

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities			
Accounts Payable		$	5,100
Accrued Expenses			-
Syndicated Accounts Payable (Note 1)			-
Total Current Liabilities			5,100
SHAREHOLDERS' EQUITY			
Common Stock (No par value; 250,000 shares authorized, 106,250 shares issued and outstanding			145,000
Additional Paid In Capital			170,450
Retained Earnings			
Prior Year	106,263		
Current Earnings	(4,383)		
			101,880
Total Equity			417,330
Total Liabilities and Equity		$	422,430

Accountant's report and notes are an integral part of the financial statements

I.C. RIDEAU LYONS COMPANY, INC.
Statement of Operations
For the Year Ended December 31, 2003

Revenues		
Underwriting Income	$	24,517
Financial Advisory Income		-
Other Income		2,013
		26,530
Operating Expenses		
Clearing Expenses		-
Regulatory Fees		5,020
Net Trading Losses		-
Sales Commissions		-
General and Administrative		26,218
Total Operating Expenses		31,238
Operating Profit		(4,708)
Interest Income		325
INCOME BEFORE INCOME TAXES		(4,383)
Provision for Income Taxes - Note 2		-
NET INCOME BEFORE DISTRIBUTION		(4,383)
Distribution to Stockholders		-
NET INCOME		(4,383)
Retained Earnings (Defecit), December 31, 2002		106,263
Retained Earnings (Defecit), December 31, 2003	$	101,880

I.C. RIDEAU LYONS COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (4,383)
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation	-
(Increase) decrease in:	
Prepaid Expenses	-
Advances	-
Increase (decrease) in:	
Accounts Payable	(200)
Accrued Expenses	(800)
Syndicated Accounts Payable	-
Net Cash provided by operating activities	(5,383)
CASH FLOWS FROM INVESTING ACTIVITIES	
Property and Equipment	(0)
CASH FLOWS FROM FINANCING ACTIVITIES	
Shareholder Investments	-
Net Increase (Decrease) in Cash	(5,383)
Cash Balance at 12/31/2002	71,587
Cash Balance at 12/31/2003	$ 66,204

Accountant's report and notes are an integral part of the financial statements

I.C. RIDEAU LYONS COMPANY, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2003

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Beginning of the Year	$ 145,000	$ 170,450	$ 106,263	$ 421,713
Net Income			(4,383)	(4,383)
End of the Year	$ 145,000	$ 170,450	$ 101,880	$ 417,330

Accountant report and notes are an integral part of the financial statements

Schedule I

I.C. Rideau Lyons Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2003

Total ownership equity from statement of financial condition	$	417,330
Deduct:		
Ownership equity not allowable		(356,226)
Net Capital	$	61,104

Schedule II

I.C. Rideau Lyons Company, Inc.

Computation of Basic Net Capital Requirement

As of December 31, 2003

1.	Minimum net capital required (6-2/3% of line 8)	$	321
2.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		50,000
3.	Net capital requirement (greater of line 1 or 2)		50,000
4.	Excess net capital		11,104
5.	Excess net capital at 1000% (excess net capital less 10% of line 8		10,594
	Computation of Aggregate Indebtedness		
6.	Total liabilities from Statement of Financial Condition		5,100
7.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which equilavent value is paid or credited		
	C. Other unrecorded amounts		
8.	Total aggregate indebtedness	$	5,100
9.	Percentage of aggregate indebtedness to net capital (line 8 divided by net capital)		8.35%

Audited vs. Unaudited Net Capital

Net Capital Per Audit	$	61,104
Net Capital Per Focus Report		61,104
	$	-

NOTE 4- OFFICE LEASE

The Company has opted for month to month rent of office space in downtown Los Angeles, Ca.. Rent is $650 per month

NOTE 5- ACCOUNTS RECEIVABLE-CURRENT

Accounts Receivable-Current includes an accounts receivable from the Phillips Temple Community Development Corporation Housing Project (PTHP) . The company has entered into an agreement with PTHP to provide advice and consultation regarding certain financing arrangements. The receivable represents the total amount owed the company for affordable housing project advisory fees and expenditures associated with PTHP. The entire amount is due and payable upon final settlement of the purchase of the applicable bonds.